                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    x              Form 40-F
                             ---------                    ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                               No    x
                         --------                         --------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-
                                                 ---------


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[Translation]


                                                                   June 24, 2003

To: Each of the Parties Concerned

                 Name of the Company:              Ito-Yokado Co., Ltd.
                 Address of Head Office:           1-4, Shiba Koen 4-chome,
                                                   Minato-ku, Tokyo
                 Name of Representative
                 of the Company:                   Sakae Isaka
                                                   President and Representative
                                                   Director
                 (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                 Addressee to Contact:             Shiro Ozeki
                                                   Director of Finance Division
                                                   Tel: 03-3459-2783 (direct)


        NOTICE OF PURCHASE OF THE COMPANY'S OWN SHARES THROUGH TOSTNET-2

     Ito-Yokado Co., Ltd. ("the Company") hereby announces that at the meeting of its Board of Directors held on June 24, 2003, the Company resolved the specific method for the purchase of its own shares, in accordance with Article 210 of the Commercial Code of Japan, as follows:

                                   Particulars

1.  Method of purchase
    At 8:45a.m. on June 25, 2003, the Company will commission the purchase of its own shares through ToSTNeT-2*, at a price of 3,060 yen per share, the closing price of the Company's common stock on June 24, 2003 as listed on the first section of the Tokyo Stock Exchange. No change will be made to the trading manner or time except for the above. The buy order will be limited to the above designated trading time.


(1) Type of shares:                        Shares of common stock of the Company
(2) Total number of shares to be acquired: 1,000,000 shares

    Notes:
       1) No change will be made to the total number of shares to be acquired. However, it is possible that the order will not be entirely executed due to market conditions.

       2) The purchase order will be executed in accordance with sale orders comprising of a number of shares that correspond to the planned number of shares to be purchased.

(3) Announcement regarding the results of purchase
    Results of the purchase will be announced following the completion of trading at 8:45 a.m. on June 25, 2003.

(Note)
ToSTNeT-2 is a share trading system on the Tokyo Stock Exchange which operates outside of the regular trading period of 9:00 to 11:00 am and 12:30 to 3:00 pm.
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(Reference)
Resolution at the 45th Ordinary General Meeting of Shareholders held on May 22, 2003:

  Type of shares to be acquired:              Shares of common stock of the Company
  Maximum number of shares to be acquired:    8 million shares
  Maximum amount of total purchase price:     30 billion yen

Total number and total purchase price of its own shares acquired from May 22, 2003 to June 24, 2003 within the authorization granted at the Ordinary General Meeting of Shareholders:

  Total number of shares acquired:            3,000,000 shares
  Total purchase price:                       8,828,325,000 yen

                                                                           -End-

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            ITO-YOKADO CO., LTD.
                                            (Registrant)

June 24, 2003

                                        By: /s/Noritoshi Murata
                                            ----------------------------
                                            Senior Managing Director
                                             and Chief Financial Officer